Filed Pursuant to Rule 424(b)(3)
Registration No. 333-148650
PROSPECTUS SUPPLEMENT
to
PROSPECTUS DATED February 8, 2008
     The attached Current Report on Form 8-K dated May 13, 2010 was filed by the registrant with the Securities and Exchange Commission, and should be read in conjunction with the Prospectus dated February 8, 2008.
The date of this Prospectus Supplement is June 28, 2010.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act Of 1934
Date of Report (Date of earliest event reported): May 13, 2010 (May 12, 2010)
Global Telecom & Technology, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	000-51211	20-2096338

(State or Other	(Commission File Number)	(I.R.S. Employer
Jurisdiction of Incorporation)		Identification No.)
8484 Westpark Drive
Suite 720
McLean, Virginia 22102
(Address of principal executive offices) (Zip Code)
Registrant’s Telephone Number, Including Area Code: (703) 442-5500
(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS

Item 2.02. Results of Operations and Financial Condition
Item 9.01 Financial Statements and Exhibits
SIGNATURES
EXHIBIT INDEX
Item 2.02. Results of Operations and Financial Condition
On May 12, 2010, Global Telecom & Technology, Inc. issued a press release relating to, among other things, first quarter 2010 financial results. This press release is furnished as Exhibit 99.1 to this Form 8-K and incorporated by reference as if set forth in full.
The information contained in this Item 2.02 and in the accompanying exhibit shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, or incorporated by reference in any filing under the Exchange Act or the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.
Item 9.01 Financial Statements and Exhibits
     (d) Exhibits

Exhibit
Number	Description

99.1	Press Release dated May 12, 2010.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: May 13, 2010

GLOBAL TELECOM & TECHNOLOGY, INC.
By:	/s/ Chris McKee
Chris McKee
Secretary and General Counsel

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Press Release dated May 12, 2010.

Exhibit 99.1
Global Telecom & Technology Reports First Quarter 2010 Results
Revenue Increases 31% to $20.6 Million
Adjusted EBITDA Increases 123% to $1.6 Million
MCLEAN, Va.—(BUSINESS WIRE)—May 12, 2010—Global Telecom & Technology, Inc. (“GTT”), (OTCBB:GTLT), a leading global network integrator that provides its clients with a broad portfolio of wide-area network, dedicated Internet access and managed data services, announced today financial results for the first quarter ended March 31, 2010. Highlights for the quarter include:
•	Revenue increased by 31 percent to $20.6 million as compared to $15.7 million for the first quarter 2009.
•	Gross margin of 27.5 percent increased compared to 27.0 percent in the first quarter of 2009.
•	Selling, general and administrative (“SG&A”) expenses, excluding non-cash compensation, decreased to 19.7 percent of revenue, compared to 22.4 percent in the first quarter of 2009.
•	Adjusted Earnings Before Interest Taxes Depreciation and Amortization (“EBITDA”)* increased 123 percent to $1.6 million compared to $0.7 million in the first quarter of 2009.
•	Net income increased to $0.2 million, or $0.01 earnings per share, compared with a net loss of $0.1 million, or a loss per share of $0.01 in the first quarter of 2009.

*	See “Annex A: Non-GAAP Financial Information—Adjusted EBITDA” for more information regarding the computation of Adjusted EBITDA.
“We had a good start to the year,” stated Richard D. Calder, Jr., president and chief executive officer. “Our solid results in the first quarter are evidence of the success of our strategy to scale our business, leverage our operational platform and increase profitability. The acquisition and successful integration of WBS Connect at the end of last year has helped us drive significant revenue and Adjusted EBITDA growth. The expanded services portfolio and network assets we gained through the acquisition of WBS Connect have also promoted new opportunities, and during the quarter we closed a number of new sales.”

“With respect to the WBS Connect integration, we have made tremendous progress in absorbing the business into our systems and platforms in a very short period,” said Eric Swank, chief financial officer. “All of the WBS Connect operational data has been fully integrated into GTT’s client management database, or CMD, ahead of schedule. Due to our determined efforts to rapidly integrate, we have achieved cost savings that are reflected in our continually improving EBITDA performance.”
The Company also announced that investors representing approximately $2.5 million of aggregated proceeds from the Company’s February 8, 2010 $5 million units offering, who had a right to receive a refund of their investment following the expiration of the Global Capacity asset purchase agreement, have waived the right to receive their refund and elected to retain some or all of their securities. The $2.5 million proceeds from securities sold and retained by investors are included in the Company’s unrestricted cash at March 31, 2010.
Conference Call Information
GTT will hold a conference call on Thursday, May 13, 2010 at 8:30 a.m. Eastern Time (5:30 a.m. PT) to discuss its results for the first quarter ended March 31, 2010. To participate in the live conference call, interested parties may dial 1.888.967.7138 or +1.719.457.1506 and enter passcode 4146260. A simultaneous live webcast of the call will be available over the Internet at www.gt-t.net, under the Investor Relations section of the site. A replay of the call will be available for one month. Interested parties can access the call replay by dialing 1.888.203.1112 or +1.719.457.0820 and using the passcode 4146260. In addition, a replay of the webcast will be available on GTT’s website at www.gt-t.net.
About GTT
GTT is a global network integrator providing a broad portfolio of wide-area network services, dedicated internet access, and managed data services. With over 800 supplier relationships worldwide, GTT combines multiple networks and technologies such as private line, Ethernet, and MPLS to deliver cost-effective solutions specifically designed for each client’s unique requirements. GTT enhances customer performance through its proprietary Client Management Database (CMD), which provides a comprehensive client support system for service design and quotation, rapid service implementation, and 24x7 global operations support. Headquartered in McLean, Virginia, GTT has offices in London, Dusseldorf, and Denver and provides services to more than 700 enterprise, government, and carrier clients in over 80 countries worldwide. For more information visit the GTT website at www.gt-t.net.

Forward-Looking Statements
This release includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect the current views of Global Telecom & Technology, Inc., with respect to current events and financial performance. You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” or similar words. These forward-looking statements may also use different phrases. From time to time, Global Telecom & Technology, Inc., which we refer to as “we”, “us” or “our” and in some cases, “GTT” or the “Company”, also provides forward-looking statements in other materials GTT releases to the public or files with the United States Securities & Exchange Commission (“SEC”), as well as oral forward-looking statements. You should consult any further disclosures on related subjects in our quarterly reports on Form 10-Q and current reports on Form 8-K filed with the SEC. Such forward-looking statements are and will be subject to many risks, uncertainties and factors relating to our operations and the business environment that may cause our actual results to be materially different from any future results, express or implied, by such forward-looking statements. Factors that could cause GTT’s actual results to differ materially from these forward-looking statements include, but are not limited to, the following: our ability to obtain capital; our ability to develop and market new products and services that meet customer demands and generate acceptable margins; our reliance on several large customers; our ability to negotiate and enter into acceptable contract terms with our suppliers; our ability to attract and retain qualified management and other personnel; competition in the industry in which we do business; failure of the third-party communications networks on which we depend; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which we are engaged; our ability to maintain our databases, management systems and other intellectual property; our ability to maintain adequate liquidity and produce sufficient cash flow to fund our capital expenditures and debt service; technological developments and changes in the industry; our ability to complete acquisitions or divestures and to integrate any business or operation acquired; our ability to overcome significant operating losses; and general economic conditions. Additional information concerning these and other important factors can be found under the heading “Risk Factors” in GTT’s annual and quarterly reports filed with the Securities and Exchange Commission including, but not limited to, its Annual Report on Form 10-K. Statements in this release should be evaluated in light of these important factors.

Global Telecom & Technology, Inc.
Consolidated Balance Sheets
(Amounts in thousands, except for share and per share data)

	March 31, 2010	December 31, 2009
	(Unaudited)	(Note 1)
ASSETS
Current assets:
Cash and cash equivalents	$6,243	$5,548
Restricted cash	2,519	—
Accounts receivable, net	10,409	9,389
Deferred contract costs	403	454
Prepaid expenses and other current assets	785	937

Total current assets	20,359	16,328

Property and equipment, net	2,016	2,235
Intangible assets, net	7,112	7,613
Other assets	414	429
Goodwill	29,156	29,156

Total assets	$59,057	$55,761

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$10,937	$12,204
Accrued expenses and other current liabilities	11,316	11,372
Short-term debt	12,537	12,463
Deferred revenue	5,491	6,112
Redemption obligation	2,519	—

Total current liabilities	42,800	42,151

Long-term debt	1,694	244
Deferred revenue and other long-term liabilities	360	352

Total liabilities	44,854	42,747

Commitments and contingencies

Stockholders’ equity:
Common stock, par value $.0001 per share, 80,000,000 shares authorized, 17,298,470 and 15,472,912 shares issued and outstanding as of March 31, 2010 and December 31, 2009, respectively	2	2
Additional paid-in capital	59,856	58,710
Accumulated deficit	(45,342)	(45,499)
Accumulated other comprehensive loss	(313)	(199)

	—	—
Total stockholders’ equity	14,203	13,014

Total liabilities and stockholders’ equity	$59,057	$55,761

Global Telecom & Technology, Inc.
Consolidated Statements of Operations
(Amounts in thousands, except for share and per share data)

	Three Months Ended
	March 31, 2010	March 31, 2009
Revenue	$20,600	$15,742

Operating expenses:
Cost of revenue	14,930	11,493
Selling, general and administrative expense	4,276	3,694
Depreciation and amortization	738	445

Total operating expenses	19,944	15,632

Operating income	656	110

Other income (expense):
Interest expense, net	(355)	(206)
Other income (expense), net	(123)	24

Total other income (expense)	(478)	(182)

Income (loss) before income taxes	178	(72)

Provision for income taxes	21	43

Net income (loss)	$157	$(115)

Earnings (loss) per share:
Basic	$0.01	$(0.01)
Diluted	$0.01	$(0.01)

Weighted average shares:
Basic	16,427,275	15,015,587
Diluted	16,682,204	15,015,587

ANNEX A: Non-GAAP Financial Information
Adjusted EBITDA
Adjusted EBITDA represents operating income before depreciation and amortization on a non-GAAP (accounting principles generally accepted in the United States of America) combined basis for the periods presented, and adjusted to exclude certain one-time expenses including costs associated with employee terminations and other non-recurring items and non-cash compensation. GTT presents Adjusted EBITDA as a supplemental measure of GTT’s performance. GTT also presents Adjusted EBITDA because GTT believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in its industry and in measuring the ability of issuers to meet debt service obligations.
In evaluating Adjusted EBITDA, you should be aware that in the future GTT may incur expenses similar to the adjustments in this presentation. GTT’s presentation of Adjusted EBITDA should not be construed as an inference that GTT’s future results will be unaffected by unusual or non-recurring items. Adjusted EBITDA is not a measurement of GTT’s financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP.
The following is a reconciliation of Adjusted EBITDA to operating income (amounts in thousands):

	Three Months Ended
	March 31,
	2010	2009
Operating income	$656	$110
Depreciation and amortization	738	445
Non-cash compensation	211	166

Adjusted EBITDA	$1,605	$721

CONTACT:
For GTT media inquiries, please contact:
JD Darby, 1-703-442-5530
jd.darby@gt-t.net
For GTT investor relations inquiries, please contact:
Lippert/Heilshorn & Associates
Kim Sutton Golodetz
kgolodetz@lhai.com
or
Jody Burfening, 212-838-3777
jburfening@lhai.com